SUFFOLK BANCORP

4 West Second Street

Riverhead, New York 11901

February 22, 2013

VIA EDGAR

Mr. Michael R. Clampitt
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:      Suffolk Bancorp
            Registration Statement on Form S-3
            File No. 333- 184530

Ladies and Gentlemen:

            Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Suffolk Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-184530) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to February 22, 2013, or as soon as practicable thereafter.

            In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•         should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please contact David E. Shapiro at (212) 403-1314 or Raaj Narayan at (212) 403-1349 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Suffolk Bancorp

By:	/s/ Patricia M. Schaubeck
Name:	Patricia M. Schaubeck
Title:	General Counsel

cc:	Wachtell, Lipton, Rosen & Katz
David E. Shapiro
Raaj Narayan